TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD DOUBLES CREDIT FACILITY TO $500 MILLION AND EXTENDS TO 2023

All monetary amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, November 15, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announces today that it has amended its revolving credit facility (the "Corporate Facility'), with the amount increased to $500 million from $250 million and the term extended to 2023. The commitments are secured by a syndicate of lenders led by National Bank of Canada and Deutsche Bank AG, Canada Branch, and including Citibank, N.A., Canadian Branch, Morgan Stanley Senior Funding Inc., Royal Bank of Canada, The Toronto-Dominion Bank, BNP Paribas, Canadian Imperial Bank of Commerce, Ressources Québec Inc., and Export Development Canada.

To provide additional financial flexibility, the terms of the Corporate Facility were also modified to provide the option of securing a further $100 million through an accordion feature, as well as providing leasing for up to $250 million, up from $125 million.

"The doubling of our credit facility, together with the other financing options available, provide us with ample financial flexibility at a time when our organic growth projects have gained significant traction," said Carol Banducci, EVP and Chief Financial Officer. "Our balance sheet is strong with $715 million in cash, cash equivalents and short-term investments, and our long-term debt of $400 million is not due until 2025."

The $500 million Corporate Facility will expire in January 2023 and the $100 million accordion is available under the same terms and conditions.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.